Share award to VEON Board members Amsterdam, 28 February 2021 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, today announces the details regarding a share award to Group directors. Group Chairman Gennady Gazin has been awarded 1,224,086 VEON shares and Group Digital and Innovation Committee Chairman Hans-Holger Albrecht has been awarded 1,360,095 VEON shares, following the finalisation of VEON’s incentive plan rules. The share award is an annual pro-rata time based award that will vest on 10 June 2022 and the shares are subject to a holding period through to 16 July 2023. During the past year, as the Group underwent significant change, particularly in the executive leadership team, both Gennady Gazin and Hans Holger Albrecht have undertaken, and continue to undertake significant extended services in their capacities as a member of the VEON board and after due consideration the Nomination and Corporate Governance Committee (NCGC) and Board have made this share award to these board members. Gunnar Holt, Chairman NCGC, said: “The VEON Board recognises and appreciates the significant additional contribution from both Gennady and Hans-Holger.” About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com. Contact Information VEON Investor Relations Nik Kershaw ir@veon.com